

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Richard D. Surber
Chief Executive Officer
Green Endeavors, Ltd.
59 West 100 South
Second Floor
Salt Lake City, Utah 84101

> **Re: Green Endeavors, Ltd.**
> **Amendment No. 2 to Form 10**
> **Filed August 23, 2010**
> **File No. 000-54018**

Dear Mr. Surber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

1.   We note your response to comment five from our letter dated August 13, 2010. Please qualify your added disclosure highlighting the ability of your investors to sell their stock if the company is a public company with an assessment of the likelihood that a liquid market for the company's stock will develop in the near future.

2.   We note your response to comment eight from our letter dated August 13, 2010. It is not clear from your revised disclosures how significant your Landis Concept Salon was to your historical results of operations, cash flows and liquidity. Please revise to discuss the impact that this closure will have on your liquidity and capital resources. For example, we note that you used $67,081 of cash from operations during the six months ended June

30, 2010. Describe how you expect the absence of cash flows, or the absence of negative cash flows from your Landis Concept Salon to impact your future liquidity and capital resources. Discuss any significant past, present, or upcoming cash uses as a result of discontinuing these operations.

Recent Sales of Unregistered Securities, page 30

3.   In connection with your recent amendment you filed two 8% Series A Senior Subordinated Convertible Redeemable Debentures issued on May 11, 2010 to Akron Associates, Inc. and Desert Vista Capital LLC as exhibits pursuant to Item 601 of Regulation S-K. However, you do not include these debentures in your list of recent sales of unregistered securities. Please explain.

4.   We note that on page 27 you state that DHI has sold $300,000 of the aggregate face value of its $3 million debenture. However, Akron Associates and Desert Vista Capital LLC hold an aggregate of five 8% Series A Senior Subordinated Convertible Redeemable Debentures with a face value of $500,000. Please reconcile. Moreover, to the extent, one or more of the debentures held by Akron Associate and/or Desert Vista Capital LLC was not acquired for DHI please ensure that such debenture is reflected in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director